UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report
Pursuant To Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 28, 2020



URBAN ONE, INC.
(Exact name of Registrant as specified in its charter)

Delaware	0-25969	52-1166660
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(301) 429-3200
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Class	Trading Symbol	Name of Exchange on which Registered
Class A Common Stock, $.001 Par Value	UONE	NASDAQ Capital Market
Class D Common Stock, $.001 Par Value	UONEK	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 under the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 28, 2020, Urban One, Inc. (the "Company") received notice from The Nasdaq Stock Market, Inc. ("Nasdaq") that as a result of the resignation of Geoffrey Armstrong as a director of the Company effective November 23, 2020 the Company was no longer in compliance with Nasdaq's audit committee requirements as set forth in Nasdaq Marketplace Rule 5605 since Mr. Armstrong had been a member of the audit committee. Nasdaq Marketplace Rule 5605(c)(4) requires that the audit committee consist of three independent directors. As a result of Mr. Armstrong's resignation, the number of directors serving on the audit committee of the Company's board of directors had been reduced to two. The notice from Nasdaq indicated that, consistent with Nasdaq Marketplace Rule 5605(c)(4), the Company is provided a cure period until the earlier of the Company's next annual meeting of stockholders or November 30, 2021 to regain compliance with this requirement. If the next annual shareholders' meeting is held before May 31, 2021, then the Company must evidence compliance no later than May 31, 2021. If the Company were to fail to regain compliance within this cure period, its Class A and Class D common stock would be subject to delisting upon notification of such a determination by the Nasdaq staff, which determination could be appealed.

<u>**SIGNATURE**</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

URBAN ONE, INC.

Date: December 31, 2020   <u>/s/ Peter D. Thompson</u>
                                             Peter D. Thompson
                                             Chief Financial Officer and Principal Accounting Officer